Metal Storm Limited ABN 99 064 270 006 PO Box 3221 Darra Qld 4076 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
October 8, 2010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Tara L. Harkins
RE:	Metal Storm Limited Form 20-F for the year ended December 31, 2009 Filed July 15, 2010 File No. 000-31212
Ladies and Gentlemen:
Set forth below is the response of Metal Storm Limited (the “Company”) to the comments contained in the staff’s letter dated September 24, 2010 to Mr. Brett Farmer, Chief Financial Officer, regarding the Company’s Form 20-F filed July 15, 2010 (the “Report”). For ease of reference, the staff’s comments have been repeated below, with the Company’s response set forth underneath.
Form 20-F for the year ended December 31, 2009
Note 18. Current Liabilities — Interest Bearing Loans and Borrowings, Page F-29
1.	We note your response to prior comment 6 and that you included the company’s responses dated October 24, 2007 and January 28, 2008 which addresses how the company accounted for the original loan including the embedded conversion feature under Australian IFRS and US GAAP. Please confirm to us that you accounted for the original notes and related embedded conversion option under IFRS as issued by the IASB in your financial statements.
We confirm that we accounted for the original notes and related embedded conversion feature in our financial statements in accordance with IFRS as issued by the IASB.
2.	We note your response to prior comment 7. In order to help us in evaluating your response, please explain to us in more detail how you determined the fair value of the new interest bearing and non-interest bearing convertible debt. Within your discussion, please explain how you computed the $0.135 fair value per note and how you used the $0.135 in the computation of the fair value of the new interest bearing and non-interest bearing note.
For the purpose of this response we will refer to the interest bearing note and conversion derivative as the “interest bearing note package” and the non-interest bearing note, the conversion derivative and the attached options as the “non-interest bearing note package” as they are each compound financial instruments.
Clearly estimating fair values for instruments of this complexity requires the exercise of skill and judgment. To assist management make these estimates, we engaged an appropriately qualified and independent valuation firm to provide comprehensive valuation reports on the value of each package as a whole as well as the components of each note package. Management and the audit
U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

Metal Storm Limited
committee took responsibility to ensure the report was based on reasonable assumptions, appropriate models, and reviewed the outputs for accuracy.
The estimated fair values of each convertible note package and the components of each package are summarized in the following table. The key assumptions and approaches used to determine these estimates are described in the cross-referenced comments below.
Interest bearing note package
As of July 31, 2009

			Units at initial	Value at initial
Component	Comment	Per unit value	recognition	recognition
Conversion derivative	2	$0.0168	142,871,195	$2,400,236
Traditional note	3	$0.1182	142,871,195	$16,887,375

Total package	1	$0.1350	142,871,195	$19,287,611

Non-interest bearing note package
As of September 24, 2009

			Units at initial	Value at initial
Component	Comment	Per unit value	recognition	recognition
Conversion derivative	5	$0.0159	109,504,140	$1,741,116
Attached options	6	$0.0180	109,504,140	$1,971,075
Traditional note	7	$0.1011	109,504,140	$11,070,869

Total	4	$0.1350	109,504,140	$14,783,059

The non-interest bearing notes were issued approximately seven weeks after interest bearing notes. Accordingly, the inputs used in valuing components of the non-interest bearing note package have been updated to reflect information available at the time of issuance. That said, as the investors were given a choice between receiving as consideration the interest bearing package or the non-interest bearing package, it was reasonable to infer that they had the same fair value.
Interest bearing note package
1 — Value of interest bearing note package
The fair value of the interest bearing note package at initial recognition on July 31, 2009 is based on the following considerations:
•	Obligation on default is the face value — If we default under the terms of the interest bearing notes, we will be required to repay the full face value of $0.135 per unit of the liability at the time of the default.

•	Value received on conversion — In the event that a holder of the interest bearing notes converts, they will receive value equal to the face value of the convertible note in addition to any discount (e.g. ordinary shares at a 10% discount in circumstances where the Company share price is less than $0.15).

•	Ask price of the interest bearing convertible note package — We believe the ask price of the interest bearing note package provides an indication of the upper end of the market value for the convertible note package. The ask price of the convertible notes remained $0.135 for each day of the week ended August 7, 2009, which was the week immediately following the extension of the interest bearing convertible notes.

Metal Storm Limited
2 — Value of the conversion derivative in the interest bearing note package
An embedded option-based derivative (such as an embedded put, call, cap, floor or swaption) is separated from its host contract on the basis of the stated terms of the option feature. The initial carrying amount of the host instrument is the residual amount after separating the conversion feature. Accordingly, we first valued the conversion feature and allocate the residual to the host note.
The conversion derivative allows the note holder to convert any portion of the amount outstanding under the convertible notes into ordinary shares of the Company at a conversion price equal to the lesser of:
•	$0.135 per ordinary share of the Company; or

•	90% of the volume weighted average price per ordinary share of the Company, over the 30 days prior to the conversion date.
We have calculated the value of the conversion feature as the sum of:
•	The value of a call option over ordinary shares in the Company with an exercise price of $0.15; and

•	The value of discount on conversion when ordinary shares in the Company trade below $0.15.
The value of one embedded American option using an options pricing model at July 31, 2009 was calculated as $0.0037 based on the following assumptions:

Share price	$0.029	July 31, 2009 closing share price
Exercise price	$0.15	Exercise price of embedded option
Volatility	87.25%	Based on recent market trading prices
Risk free interest rate	4.41%	2 year Australian government bond rate
Time to maturity	2.09 years	Length to expiration
Dividend yield	0%	We do not plan to pay dividends

Value of option	$0.0037
To calculate the value of the discount on conversion, we have estimated the probability of shares trading below $0.15. The probability that ordinary shares will trade below $0.15 is a component of the current share price and volatility of the share price. To calculate the probability, we have considered scenarios based on the Monte Carlo simulation, option pricing model output for the likelihood of a $0.15 option being ‘in the money’ and binomial tree simulations with weightings according to Pascal’s Triangle. Based on these methodologies we estimated the value of the 10% discount using a probability of ordinary shares in the Company trading below $0.15 at 97%.
We have calculated the value of the conversion at a 10% discount, in the event that Metal Storm trades below $0.15 as set out below:

Face Value of Convertible Notes	$0.135
Discount to Trading Prices Below $0.15	× 10%
Estimate of Probability of shares Trading Below $0.15	× 97%

Value of the discount	$0.0131
Combining the value of the option and the discount on conversion leads to a total value of the conversion derivative of $0.0168.

Metal Storm Limited

per unit	Interest bearing
Value of option	$0.0037
Value of discount on conversion	$0.0131

Value of conversion derivative	$0.0168
3 — Value of the debt component of the interest bearing note package
The value of the debt component associated with the convertible notes is calculated as the remaining value after allocating the value of the equity conversion factor and the value of the attaching options granted. It is possible to calculate the value of the debt component of each Secured Note as follows:

	Interest bearing
Fair value of entire package, per unit		$0.1350
Value of conversion derivative, per unit	-$	0.0168

Value of note component, per unit		$0.1182
Number of interest bearing notes at recognition		142,871,195

Initial value of interest bearing note component		$16,887,375

Non-interest bearing note package
4 — Value of the non-interest bearing note package
The fair value of the non-interest bearing note package at initial recognition on September 24, 2009 is based on the following considerations:
•	Obligation on default is the face value — If we default under the terms of the non-interest bearing notes, we will be required to repay the full face value of $0.135 per unit of the liability at the time of the default.

•	Value received on conversion — In the event that a holder of the non-interest bearing notes converts, they will receive value equal to the face value of the convertible note in addition to any discount (e.g. shares at a 10% discount in circumstances where the Company’s share price is less than $0.15).

•	First trades of the secured note — The first trades on the ASX of the secured note were at $0.12 per secured note. The value of the non-interest bearing note traded does not include the attached options, which as explained below have a fair value of $0.018 per note. Based on this first trade, the value of the entire non-interest bearing notes package (convertible note and attached option) equals $0.138 cents per note.
Again, we first valued the conversion feature, then the attached options and allocate the residual to the host note.
5 — Value of the conversion derivative of the non-interest bearing note package
The conversion derivative allows the note holder to convert any portion of the amount outstanding under the convertible notes into ordinary shares of the Company at a conversion price equal to the lesser of:
•	$0.135 per ordinary share of the Company; or

•	90% of the volume weighted average price per ordinary share of the Company, over the 30 days prior to the conversion date.

Metal Storm Limited
We have calculated the value of the conversion feature as the sum of:
•	The value of a call option over the Company’s ordinary shares with an exercise price of $0.15; and

•	The value of discount on conversion when shares in the Company trade below $0.15.
The value of one embedded American option using an option pricing model at September 24, 2009 was calculated as $0.0028 based on the following assumptions:

Share price	$0.026	September 24, 2009 closing share price
Exercise price	$0.15	Exercise price of embedded option
Volatility	90.00%	Based on recent market trading prices
Risk free interest rate	4.30%	Time weighted interest rate derived off the 180 day and 2 year government bond rates
Time to maturity	1.94 years	Length to expiration
Dividend yield	0%	We do not plan to pay dividends

Value of option	$0.0028
To calculate the value of the discount on conversion, we have estimated the probability of ordinary shares trading below $0.15. The probability that ordinary shares will trade below $0.15 is a component of the current share price and volatility of the share price. To calculate the probability, we have considered scenarios based on the Monte Carlo simulation, option pricing model output for the likelihood of a $0.15 option being ‘in the money’ and binomial tree simulations with weightings according to Pascal’s Triangle. Based on these methodologies we estimated the value of the 10% discount using a probability of ordinary shares in the Company trading below $0.15 at 97%.
We have calculated the value of the conversion at a 10% discount, in the event that Metal Storm trades below $0.15 as set out below:

Face Value of Convertible Notes	$0.135
Discount to Trading Prices Below $0.15	× 10%
Estimate of Probability of Metal Storm Trading Below $0.15	× 97%

Value of the discount	$0.0131
Combining the value of the option and the discount on conversion leads to a total value of the conversion derivative of $0.0159.

Per unit	Non-interest bearing
Value of option	$0.0028
Value of discount on conversion	$0.0131

Value of conversion derivative	$0.0159
6 — Value of the attaching option to the non-interest bearing note package
We used an options pricing model to determine the value of the attaching option.

	Attaching option
Share price	$0.026	September 24, 2009 closing share price
Exercise price	$0.001	Exercise price of the attached option
Volatility	90.0%	Based on recent market trading prices
Risk free interest rate	4.57%	Time weighted interest rate derived off the 2 year and 5 year government bond rates

Metal Storm Limited

	Attaching option
Time to maturity	3 years	Length to expiration
Dividend yield	0%	We do not plan to pay dividends

Value of a single option	$0.0252
The value of one American option was calculated at $0.0252. As each non-interest bearing note holder receives 5 options for every 7 notes held, the value of the option has been multiplied by 5/7. The adjusted value of the attaching options is $0.0180 per non-interest bearing note.
7 — Value of the debt component of the non-interest bearing note package
In accordance with IAS 39 paragraph AG 28, the value of the debt component associated with the non-interest bearing convertible note is calculated as the remaining value after allocating the value of the equity conversion derivative and the value of the attached options. The value of the debt component of each non-interest bearing note is as follows:

	Non-interest bearing
Fair value of entire package, per unit		$0.1350
Value of conversion derivative, per unit	-$	0.0159
Value of attached option, per unit	-$	0.0180

Value of note component, per unit		$0.1011
Number of non-interest bearing notes at recognition		109,504,140

Initial value of non-interest bearing note component		$11,070,869

Conclusion
Based on our understanding of the terms of the instruments and our review of the assumptions, methodology and results of the independent valuation report, we believe that our estimates of fair values are reasonably supported, notwithstanding the complexity of the instruments and the inherent uncertainties in estimates and judgments of this kind.
* * * * *
The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and
The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me on +61 7 3123 4700 if you would like to discuss any issues further. Thank you for your attention to this matter.

Very truly yours,
By:	/s/ Brett Farmer
	Name:	Brett Farmer
	Title:	Chief Financial Officer